Robert A. Waegelein
President and
Chief Financial Officer

44 South Broadway
Suite 1200
White Plains, NY 10601
914 934 5200 phone
914-597-2984 fax
rwaegelein@universalamerican.com

September 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jim B. Rosenberg,

Senior Assistant Chief Accountant

Re:                                             Universal American Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File Number: 001-35149

Dear Mr. Rosenberg:

Universal American Corp. (the “Company”) is writing this letter in order to respond to the follow up comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated September 11, 2013 from Jim B. Rosenberg of the Commission to Robert A. Waegelein, President and Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, above each response we have included a copy of the comment to which we are responding.

Comments and Responses:

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Healthcare Reform, page 63

1.              Comment.  We acknowledge your response to prior comment 1. Please revise your proposed disclosure to quantify the impact of the provisions you identify on your historical financial statements, as previously requested. Otherwise, demonstrate to us how this impact is not material or meaningful to investors.

Response:  We discuss the provisions of the Affordable Care Act throughout our 10-K, including in Item 1 Business Section, Item 1A Risk Factors and Item 7 MD&A.  The summary of the provisions of the Affordable Care Act in our MD&A reference a more detailed discussion in our risk factors.  Due to the complexity of the health reform legislation and its effect on rates, premiums, benefits and expenses, the impact of the health reform legislation is difficult to quantify, even in our historical financial statements.  In addition, we have taken certain actions in an attempt to mitigate the impact from the health reform legislation, including modifying our Medicare Advantage bids to compensate for such changes.  For example, the anticipation of additional revenues from STAR bonuses or reduced CMS reimbursement rates are factored into the anticipated level of benefits included in our Medicare Advantage bids.  Furthermore, we believe that providing additional disclosures could also provide competitors with competitive information regarding our Medicare Advantage bidding strategy and jeopardize our positions in our markets. However, we will supplement the MD&A with additional details as the effects of the provisions are included in our historical financial statements.

The provisions of these new laws included in our 2012 financial statements, along with reference to the quantification of their effect are as follows:

•                        reduced Medicare Advantage reimbursement rates — This will be quantified, as highlighted by the underlined italicized text presented below.

•                        implementation of a quality bonus for Star Ratings — The Star bonus is embedded in, and not separable from, the plan’s reimbursement rate.  Additionally, plans receiving Star bonus payments are required to use the additional dollars to provide “extra benefits” for the plans’ enrollees, resulting in a competitive advantage for those plans rather than a direct financial impact.  This has been clarified below.

•                        accountable care organizations - The quantification of the expenses incurred was already included in the discussion, as highlighted by the underlined italicized text presented below.

•                        limitation on the federal tax deductibility of compensation earned by individuals - The non-deductibility of 2012 equity awards that do not vest until future years and 2012 performance bonuses not paid until 2013 will be quantified, as highlighted by the underlined italicized text presented below.

The provisions of these new laws that are not yet in effect:

•                        stipulated minimum medical loss ratios, beginning in 2014;

•                        non-deductible federal premium taxes assessed to health insurers, beginning in 2014; and

•                        coding intensity adjustments, with mandatory minimums beginning in 2015.

Proposed Revised Disclosure:  In future quarterly and annual periodic reports, we will include the following disclosure, updated as appropriate as a result of any changed circumstances, in our MD&A, under the Healthcare Reform heading.

In March 2010, President Obama signed into law the Affordable Care Act, legislating broad-based changes to the U.S. health care system. Certain provisions of the health reform legislation have already taken effect, and others become effective at various dates over the next several years. Due to the complexity of the health reform legislation, including yet to be promulgated implementing regulations, lack of interpretive guidance, and gradual implementation, the impact of the health reform legislation remains difficult to predict and quantify.  In addition, we believe that any impact from the health reform legislation could potentially be mitigated by certain actions we may take in the future, including modifying our Medicare Advantage bids for the upcoming year to compensate for such changes.  For example, the anticipation of additional revenues from STAR bonuses or reduced CMS reimbursement rates are factored into the anticipated level of benefits included in our Medicare Advantage bids for the upcoming year.

The provisions of these new laws include the following key points, which are discussed further below:

•                  reduced Medicare Advantage reimbursement rates, beginning in 2012;

•                  implementation of a quality bonus for Star Ratings beginning in 2012;

•                  stipulated minimum medical loss ratios, beginning in 2014;

•                  non-deductible federal premium taxes assessed to health insurers, beginning in 2014;

•                  coding intensity adjustments, with mandatory minimums beginning in 2015;

•                  limitation on the federal tax deductibility of compensation earned by individuals, beginning in 2013; and

•                  accountable care organizations, beginning in 2012.

Reduced Medicare Advantage reimbursement rates—Beginning in 2012, the Medicare Advantage “benchmark” rates transition to target Medicare fee-for-service cost benchmarks of 95%, 100%, 107.5% or 115% of the calculated Medicare fee-for-service costs. The transition period will be 2, 4 or 6 years depending upon the applicable county in which services are provided. The counties are divided into quartiles based on each county’s fee-for-service Medicare costs. We estimate that approximately 46% of our current membership resides in counties where the Medicare Advantage benchmark rate will equal 95% of the calculated Medicare fee-for-service costs, with approximately 93% of these members having a 6-year transition period. Under the new law, the premiums for such members will be transitioned to 95% of Medicare fee-for-service costs beginning in 2012. This follows the freezing of Medicare Advantage reimbursement rates in 2011 based on our 2010 levels.

Medicare Advantage payment benchmarks have been cut over the last several years, with additional funding reductions to be phased in as noted above.  In April, 2012, CMS released its final notice of 2013 Medicare Advantage benchmark rates and payment policies.  The final notice includes significant reductions to 2013 Medicare Advantage payments, including the benchmark reductions described above, resulting in revenue reductions of approximately 1% for 2013, against a typical industry forward medical cost trend outlook of 3%.  These factors will likely affect our plan benefit designs, market participation, growth prospects and earnings potential for our Medicare Advantage plans in 2013 and beyond.

Implementation of quality bonus for Star Ratings—Beginning in 2012, Medicare Advantage plans with an overall “Star Rating” of three or more stars (out of five) based on 2011 performance are eligible for a “quality bonus” in their basic premium rates.  Plans receiving Star bonus payments are required to use the additional dollars to provide “extra benefits” for the plans’ enrollees, resulting in a competitive advantage for those plans rather than a direct financial impact.  The Affordable Care Act limited these quality bonuses to the plans that achieved 4 or more stars as their overall rating, but CMS is using demonstration authority to expand the quality bonus to 3 star plans for a three year period through 2014. In addition, also beginning in 2012, Medicare Advantage star ratings affect the rebate percentage available for plans to provide additional member benefits (plans with quality ratings of 3.5 stars or above will have their rebate percentage increased from a base rate of 50% to 65% or 70%). In all cases, this rebate percentage is lower than the pre-Affordable Care Act rebate percentage of 75%.  Our Medicare Advantage plans are currently rated from 2.5 to 3.5 stars out of 5. Notwithstanding efforts to improve our Star Ratings and other quality measures, there can be no assurances that we will be successful in doing so. Accordingly, our plans may not be eligible for full level quality bonuses or increased rebates, which could adversely affect the benefits such plans can offer, reduce membership, and reduce profit margins.

In addition, CMS has indicated that plans with a Star Rating of less than 3.0 for three consecutive years may be subject to termination. Certain of our plans have Star Ratings less than 3.0. If we are unable to improve the Star Ratings of these plans, these plans may be terminated by CMS which could have a material adverse impact on our business, cash flows and results of operations.  In addition, the CMS Star Ratings/Quality scores may be used by CMS to pay bonuses to Medicare Advantage plans that enable those plans to offer improved benefits and/or better pricing.  Furthermore, lower quality scores compared to our competitors may result in us losing potential new business in new markets or dissuading potential members from choosing our plan in markets in which we compete. Lower quality scores compared to our competitors could have a material adverse effect on our rate of growth.

Stipulated minimum MLRs—Beginning in 2014, the new healthcare reform legislation will stipulate a minimum medical loss ratio, or MLR, of 85%. Financial and other penalties may result from failing to achieve the minimum MLR ratio.  Although the methodology for defining medical costs and for calculating MLRs was defined by CMS, it remains subject to interpretation and we are continuing to evaluate its impact.  Complying with such minimum ratio by increasing our medical expenditures or refunding any shortfalls to the federal government could have a material adverse effect on our operating margins, results of operations, and our statutory required capital.

Non-deductible health insurance industry fee—Beginning in 2014, the new healthcare reform legislation will impose an annual aggregate health insurance industry fee of $8.0 billion (with increasing annual amounts thereafter) on health insurance premiums, including Medicare Advantage premiums, that is not deductible for income tax purposes.  As a result, our effective income tax rate will increase in 2014.  Our share of the new fee will be based on our pro rata percentage of premiums written during the preceding calendar year compared to the industry as a whole, calculated annually.  We expect this fee to result in a significant payment by us which will reduce the profitability of our Medicare Advantage business and could have a material adverse effect on our results of operations.  Pursuant to the guidance issued by the FASB in July 2011, for reporting in accordance with U.S generally accepted accounting principles (GAAP), the health insurance industry fee will be accrued over the year in which it is payable.  This fee will first be expensed and paid in 2014.  For statutory reporting purposes, the National Association of Insurance Commissioners (NAIC) is continuing discussions regarding the accounting for the health insurance industry fee and may require surplus reductions or segregation in the year preceding payment, beginning in 2014, which is contradictory to GAAP.  Accordingly, in 2014, we may be required to reduce statutory surplus for both the 2014 and 2015 fees.

Coding intensity adjustments—Under the new healthcare reform legislation, the coding intensity adjustment instituted in 2010 became permanent, resulting in mandated minimum reductions in risk scores of 4.71% in 2014 increasing to 5.7% for 2019 and beyond. These coding adjustments may adversely affect the level of payments from CMS to our Medicare Advantage plans.

Limitation on the federal tax deductibility of compensation earned by individuals—Beginning in 2013, with respect to services performed during 2010 and afterward, for health insurance companies, the federal tax deductibility of compensation will be limited under Section 162(m)(6) of the Code to $500,000 per individual and will not contain an exception for “performance-based compensation.” This limitation has increased our effective tax rate by approximately 200 basis points for the year ended December 31, 2012.

Accountable Care Organizations—The Affordable Care Act established Accountable Care Organizations, or ACOs, as a tool to improve quality and lower costs through increased care coordination in the Medicare fee-for-service program.  CMS established the Medicare Shared Savings Program, or MSSP, to facilitate coordination and cooperation among providers to improve the quality of care for Medicare fee-for-service beneficiaries and reduce unnecessary costs.  To date, we have partnered with numerous groups of physicians to form 31 ACOs that have been approved to participate in the MSSP.  ACOs are entities that contract with CMS to serve the Medicare fee-for-service population with the goal of better care for individuals, improved health for populations and lower costs. ACOs share savings with CMS to the extent that the actual costs of serving assigned beneficiaries are below certain trended benchmarks of such beneficiaries and certain quality performance measures are achieved.  We provide a variety of services to the ACOs, including care coordination, analytics and reporting, technology and other administrative services to enable these physicians and their associated healthcare providers to deliver better quality care, improved health and lower healthcare costs for their Medicare fee-for-service patients.  During 2012, we incurred expenses of approximately $22 million, pre-tax, related to our ACO business, including our equity in the losses of our unconsolidated ACOs and have received no revenues to date.  We expect to invest significant funds during 2013 and beyond.   Under the MSSP, CMS will not make any payments to ACO’s for the first measurement year ending December 31, 2013 until the middle of 2014 or later, which will negatively impact our cash flows.  In order to receive revenues from CMS under the MSSP, the ACO must meet certain minimum savings rates (i.e. save the federal government money) and meet certain quality measures.  More specifically, an ACO’s medical expenses for its members during a relevant measurement year must be below the benchmark established by CMS for such ACO.  On the quality side, the MSSP requires ACOs to meet 33 quality measures, which CMS may vary from time to time.  Notwithstanding our efforts, our ACOs may be unable to meet the required savings rates or may not satisfy the quality measures, which may result in our receiving no revenues and losing our substantial investment.  In addition, as the MSSP is a new program, it presents challenges and risks associated with the timeliness and accuracy of data and interpretation of complex rules, which may impact the timing and amount of revenue we can recognize and could have a material adverse effect on our ability to recoup any of our investment in this new business.  Further, there can be no assurance that we will maintain positive relations with each our 31 ACO partners which may result in certain of the ACOs terminating our relationship which will result in a potential loss of our investment.

In addition, CMS, the US Office of Inspector General, the Internal Revenue Service, the Federal Trade Commission, the US Department of Justice, and various states have adopted or are considering adopting new legislation, rules, regulations and guidance relating to formation and operation of ACOs.  Such laws may, among other things, require ACOs to become subject to financial regulation such as maintaining deposits of assets with the states in which they operate, the filing of periodic reports with the insurance department and/or department of health, or holding certain licenses or certifications in the jurisdictions in which the ACOs operate.  Failure to comply with legal or regulatory restrictions may result in CMS terminating an ACO’s agreement with CMS and/or subjecting an ACO to loss of the right to engage in some or all business in a state, payments, fines or penalties, or may implicate federal and state fraud and abuse laws relating to anti-trust, physician fee-sharing arrangements, anti-kickback prohibitions or prohibited referrals, any of which may adversely affect our operations and/or profitability.

Liquidity and Capital Resources

Sources and Uses of Liquidity to the Parent Company, Universal American Corp., page 75

2.              Comment.  The summary disclosure you provide in your filing supplemented by that you intend to provide as indicated in your response to prior comment 4 does not quantify the parent company’s short-term and long-term obligations over the next few years or the sources of liquidity to meet these obligations and plans. Your disclosure also provides no insight into the fact that you are actively looking at ways to get more capital up to the holding company as stated in your first quarter earnings conference call. Please provide us proposed revised disclosure to be provided in future periodic reports that expands your disclosure to discuss your plans to increase liquidity at the holding company level and quantifies in one convenient place for investors the sources and uses of its liquidity over the next few years.

Response:  With respect to our plans to increase liquidity at the holding company level, we have noted in our revised disclosure in response to the Staff’s follow up comment number 6, that we target capital levels for our insurance and HMO subsidiaries at 350% of authorized control level RBC.  We generally seek to pay ordinary dividends annually from these entities to the extent allowable without prior approval by state regulatory authorities.  To the extent that capital has accumulated in excess of our target levels, or if the target capital has decreased due to contraction of business, we may seek approval from state regulatory authorities to pay extraordinary dividends to reduce the excess.  We sought and received such approval during the second quarter of 2013, as noted in our disclosure in the “Sources and Uses of Liquidity of Our Subsidiaries — Insurance and HMO Subsidiaries” section of our MD&A of our June 30, 2013 Form 10Q:

Capital contributions to and dividends from our Insurance and HMO subsidiaries are made through their respective holding companies. We did not make any capital contributions to our insurance and HMO subsidiaries during the first six months of 2013. During the second quarter, we evaluated capital levels at our insurance and HMO subsidiaries. In addition to ordinary dividends based on prior year earnings, we also requested extraordinary dividends at certain subsidiaries to reduce excess capital. As a result, our insurance and HMO subsidiaries paid $200.4 million of dividends to their holding companies, with $148.9 million paid in June and the balance of $51.5 million paid in July. These are summarized in the following table:

Subsidiary	Ordinary	Extraordinary	Total
	(in millions)
Pyramid Life	$18.4	$90.0	$108.4
SelectCare of Texas	15.5	35.8	51.3
American Progressive	14.3	—	14.3
Union Bankers	1.9	11.3	13.2
Constitution Life	4.4	4.4	8.8
SelectCare Health Plans	4.4	—	4.4
	$58.9	$141.5	$200.4

Additionally, in the “Sources and Uses of Liquidity to the Parent Company, Universal American Corp.” section of the MD&A, we disclosed that the primary use of the proceeds from the dividends received from our subsidiaries was dividends paid to our shareholders in August 2013.

We continually evaluate the level of capital in our insurance and HMO subsidiaries based on current trends, including current operations, business levels and potential new business opportunities.  We also continually evaluate the potential use of excess capital for the purpose of reinvestment in existing business (funding capital for products, ACO’s) acquisition of business, or return to shareholders through treasury buyback or dividends.  Any such use is dependent upon, among other things, the current economic environment, availability of investment opportunities, and the level of our stock relative to the broader market.  To the extent there are such opportunities, they are reviewed and evaluated by management and the board of directors.  At any point in time we may have several strategic options under consideration, however, such options are continuously updated and re-evaluated.

Additionally, we will be including language regarding our evaluation of the potential use of excess capital in future quarterly and annual periodic reports in the Liquidity and Capital Resources - Sources and Uses of Liquidity to the Parent Company, Universal American Corp. section of our MD&A in response to the Staff’s initial comment number 10.

Proposed Revised Disclosure:  With respect to the quantification of the sources and uses of liquidity of our parent company in one convenient place, we will revise the Liquidity and Capital Resources - Sources and Uses of Liquidity to the Parent Company, Universal American Corp. section of our MD&A as follows:

We require cash at our parent company to support the operations and growth of our insurance, HMO and other subsidiaries, fund new business opportunities through acquisitions or otherwise, and pay the operating expenses necessary to function as a holding company, as applicable insurance department regulations require us to bear our own expenses.

The parent company’s sources and uses of liquidity are derived primarily from the following:

•                  dividends from and capital contributions to our Insurance and HMO subsidiaries — Based on our estimates, we anticipated the aggregate amount of dividends that may be paid to our parent company in 2013 without prior approval by state regulatory authorities would be approximately $59.1 million.  During 2013, our Insurance and HMO subsidiaries paid $58.9 million of ordinary dividends and $141.5 million of extraordinary dividends to our parent company.

•                  the cash flows of our other subsidiaries, including our management service organization and APS Healthcare — Net cash flows from our management service organization and APS Healthcare available to our parent company amounted to approximately $13.3 million during 2012.

•                  the funding of our ACO business and other growth initiatives - During 2012, we incurred expenses of approximately $22 million, pre-tax, related to our ACO business, including our equity in the losses of our unconsolidated ACOs and have received no revenues to date.  Through the six months ended June 30, 2013, we incurred an additional $18 million of expenses and we expect to invest significant funds during the remaining six months of 2013 and beyond.

•                  payment of dividends to shareholders — We do not currently pay a regular dividend to our shareholders.  We have paid special dividends in the past, including the $139.9 million dividend paid in August.  Payment of any future dividends would be dependent upon an evaluation of excess capital, as discussed below.

•                  payment of dividends to holders of our mandatorily redeemable preferred shares — Dividends to holders of our mandatorily redeemable preferred shares amount to $3.4 million per year.  The $40 million face value of those shares cannot be redeemed prior to 2017, unless there is a change of control of the company.

•                  payment of debt principal, interest and fees required under our 2012 Credit Facility — Principal and interest payments on our 2012 credit facility amounts to approximately $17.5 million per year.  There is a bullet payment of $75 million due in 2017.

•                  payment of certain corporate overhead costs and public company expenses — Payments of certain corporate overhead costs and public company expenses amounted to $16.6 million for 2012.

As of June 30, 2013, we had approximately $165 million of cash and investments in our parent company and unregulated subsidiaries.  An additional $51.5 million of dividends was received from our Insurance and HMO subsidiaries in July 2013, as discussed below.

On August 1, 2013, the Board of Directors of the Company approved the payment of a special cash dividend of $1.60 per share, payable on August 19, 2013 to shareholders of record as of August 12, 2013. We expect the cumulative dividend payment to be approximately $139.9 million. For additional information see Note 12—Subsequent Events.

We continually evaluate the potential use of any excess capital, which may include the following:

•                  reinvestment in existing businesses;

•                  acquisitions, investments or other strategic transactions;

•                  return to shareholders through share repurchase, dividend or other means;

•                  paydown of debt; or

•                  other appropriate uses.

Any such use is dependent upon a variety of factors and there can be no assurance that any one or more of these uses will occur.

Critical Accounting Policies

Goodwill and other intangible assets, page 83

3.              Comment.  It is unclear from your response to prior comment 5 whether the entire remaining goodwill in your Corporate & Other segment relates to your APS Healthcare reporting unit. Given your recent impairment of goodwill for this unit, the inherent narrow margin with which step one in the impairment test may be met in the immediate future and your proposed disclosure indicating the continuing uncertainties with the key assumptions in your impairment analysis, please revise your proposed disclosure to clearly indicate the amount of remaining Corporate & Other segment goodwill associated with your APS Healthcare reporting unit.

Response:  In Note 4 — Business Combination and Goodwill in our Quarterly Report on Form 10-Q for the period ended June 30, 2013, we state that the goodwill of APS Healthcare is assigned to our Corporate & Other segment.  We will add a footnote to the table of changes in the carrying amounts of goodwill to clearly indicate the amount of remaining Corporate & Other segment goodwill is associated with our APS Healthcare reporting unit, as presented below.

Changes in the carrying amounts of goodwill and intangible assets with indefinite lives (primarily trademarks and licenses) are shown below:

		Senior Managed	Corporate & Other (2)
		Care - Medicare		Accumulated
	Total, Net	Advantage (1)	Gross	write-offs	Net
	(in thousands)
Balance, January 1, 2013	$242,942	$77,459	$165,483	$—	$165,483
Acquisitions (dispositions)	—	—	—	—	—
Impairments	(91,742)	—	—	(91,742)	(91,742)
Adjustments	(726)	—	(726)	—	(726)
Balance, June 30, 2013	$150,474	$77,459	$164,757	$(91,742)	$73,015

(1)                                 Represents both gross and net goodwill balances.

(2)                                 The goodwill in our Corporate & Other segment is associated with our APS Healthcare reporting unit.

Notes to Consolidated Financial Statements

Note 2: Basis of Presentation, page F-11

4.              Comment.  We acknowledge your response to prior comment 6. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies that you own a majority interest in your ACOs but that you do not consolidate them because you share the power to direct the activities of the ACOs that most significantly impact their performance and how you share that power.

Response:  We will revise our disclosure, as denoted by the underlined text, to clarify that we own a majority interest in our ACOs but that we do not consolidate them because we share the power to direct the activities of the ACOs that most significantly impact their performance and how we share that power, as follows.

Unconsolidated Subsidiaries:  In 2012, we entered into agreements with various healthcare providers to establish ACOs. These ACOs were generally formed as Limited Liability Companies. We own a majority interest in our ACOs but do not consolidate them because we share the power to direct the activities of the ACOs that most significantly impact their performance.  Our share of the income of an ACO is generally 50% and our share of losses of an ACO is generally 100%. In the event of losses, we will share in 100% of subsequent profits until our losses are recovered. Any remaining profits are generally shared at 50%.

The ACOs are considered variable interest entities, known as VIEs, under U.S. GAAP as these entities do not have sufficient equity to finance their own operations without additional financial support. We assess our contractual, ownership or other interests in a VIE to determine if our interest participates in the variability the VIE was designed to absorb and pass onto variable interest holders. We perform an ongoing qualitative assessment of our variable interests in VIEs to determine whether we have a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. The power to direct the activities of the ACOs that most significantly impact their performance is shared between us and the healthcare providers that we have joined with to establish the ACOs pursuant to the structure of the Management Committee of each of the ACOs.  Accordingly, we have determined that we are not the primary beneficiary of the ACOs, and therefore we cannot consolidate them. We account for our participation in the ACOs using the equity method. Gains and losses from our participation in the ACOs are reported as equity in earnings (losses) of unconsolidated subsidiaries in the consolidated statements of operations. Our net investment in the ACOs is reported in other assets in the consolidated balance sheets.

Note 18: Accumulated Other Comprehensive Income (Loss), page F-55

5.              Comment.  We acknowledge your response to prior comment 9. The example provided in the penultimate paragraph of ASC 320-10-S99-2 relates to insurance policies that, by contract, credit or charge the policyholder for either a portion or all of the realized gains or losses of specific securities classified as available-for-sale. Based on your response, it does not appear that you credit or charge the applicable policyholders for the investment returns of specific assets. Please tell us the types of policies that you discount your claims reserves based on your view of estimated investment returns backing those policies. In addition, please reference for us the authoritative literature you rely upon to support your claim reserve recognition for these policies and tell us why you do not appear to reflect shadow accounting against amortization of deferred policy acquisition costs associated with these policies.

Response:  ASC 320-10-S99-2 (formerly EITF Topic D-41, released in January, 1994), notes:

By analogy to paragraph 740-20-45-11(b), the SEC staff believes that, in addition to adjusting deferred tax assets and liabilities, registrants should adjust other assets and liabilities that would have been adjusted if the unrealized holding gains and losses from securities classified as available-for-sale actually had been realized. That is, to the extent that unrealized holding gains or losses from securities classified as available-for-sale would result in adjustments of noncontrolling interest, policyholder liabilities, deferred acquisition costs that are amortized using the gross-profits method, or intangible assets arising from insurance contracts acquired in business combinations that are amortized using the gross-profits method had those gains or losses actually been realized, the SEC staff believes that those balance sheet amounts should be adjusted with corresponding credits or charges reported directly to other comprehensive income. As a practical matter, the staff, at this time, would not extend those adjustments to other accounts such as liabilities for compensation to employees. The adjustments to asset accounts should be accomplished by way of valuation allowances that would be adjusted at subsequent balance sheet dates.

We considered the discussion of “Shadow Adjustments” in Section 14.3 of the Society of Actuaries “U.S. GAAP for Life Insurers”, which notes an example that

…applies to companies that unlock discount rates on claim reserve liabilities based on their new view of prospective book yields on assets backing those liabilities.  Interest-related realized capital gains or losses would tend to cause this discount rate to be unlocked.

It goes on to state that

Those claim reserves that use an interest element in their derivations, such as disability income, could require a shadow adjustment.  Although many companies in the U.S. do not adjust their claim reserves interest rate assumptions periodically, a case can be made for adjusting the interest under the concept that a revised interest rate is the “best estimate” at that time.  If a company does dynamically adjust the claim reserves for shifts in interest rate assumptions, then, in fact, a shadow claims reserve adjustment may be appropriate.  This calculation would be highly dependent on the company’s practices in establishing these claim reserves in the first place.

We unlock discount rates used to determine our long-term care and disability claim reserves based on our view of prospective book yields of the assets backing those liabilities.  If we were to realize gains on sales of assets supporting those liabilities, the discount rate would be adjusted downward to reflect the new market yields.  This would result in an increase in the liabilities, offsetting the asset gains.  Therefore, to the extent there are unrealized gains or losses on the assets supporting those liabilities, we record an offsetting “shadow adjustment” to our claim reserves through accumulated other comprehensive income.

The assumptions for DAC related to these FAS 60 type policies are not unlocked.  Therefore we do not recognize any shadow adjustments of DAC associated with these policies.

Note 21: Statutory Financial Data, page F-60

6.              Comment.  We acknowledge the existing disclosure you refer to in response to the first bullet point of prior comment 10. However, the fact that you believe that the statutory capital and surplus at each of your insurance subsidiaries are at levels sufficient to support currently anticipated operations does not provide a sense of the magnitude of any excess over regulatory minimums. Please provide us proposed disclosure to be included in future periodic reports that provides a clear statement, similar to that otherwise indicated in your response, that your statutory capital and surplus levels significantly exceed regulatory minimums.

Response:  In the “Liquidity and Capital Resources — Sources and Uses of Liquidity of our Subsidiaries, Insurance and HMO subsidiaries”, we discuss minimum capital levels.  We will revise this disclosure as follows:

Sources and Uses of Liquidity of Our Subsidiaries

Insurance and HMO subsidiaries. We require cash at our insurance and HMO subsidiaries to meet our policy-related obligations and to pay operating expenses, including the cost of administration of the policies, and to maintain adequate capital levels. The primary sources of liquidity are premiums received from CMS and policyholders and investment income generated by our invested assets.

Our insurance and HMO subsidiaries are required to maintain minimum amounts of statutory capital and surplus as required by regulatory authorities and each currently exceeds its respective minimum requirement at levels we believe are sufficient to support their current levels of operation. ~~Our HMO subsidiaries are also required by regulatory authorities to maintain minimum amounts of capital and surplus and each currently is at or exceeds this minimum requirement.~~ Additionally, the National Association of Insurance Commissioners, known as the NAIC, imposes regulatory risk-based capital, known as RBC, requirements on insurance companies. The level of RBC is calculated and reported annually.  A number of remedial actions could be enforced if a company’s total adjusted capital is less than 200% of authorized control level RBC.  However, we generally consider target surplus to be 350% of authorized control level RBC.  At December 31, 2012, each of our insurance subsidiaries had total adjusted capital in excess of our target of 350% of authorized control level RBC.  Excess capital can be used by the insurance and HMO subsidiaries to make dividend payments to their respective holding companies, subject to certain restrictions, and from there to our parent company.

At December 31, 2012, we held cash, cash equivalents and short term investments totaling $77 million and fixed maturity securities that could readily be converted to cash with carrying values of $1.2 billion at our insurance and HMO subsidiaries. We believe that this level of liquidity is sufficient to meet our obligations and pay expenses.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 597-2984.

Sincerely,

/s/ Robert A. Waegelein
Robert A. Waegelein
President and Chief Financial
Officer

cc:                                Richard A. Barasch, Chairman and Chief Executive Officer